UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 26, 2018, Husky Energy Inc. issued a press release announcing the voting results from its 2018 Annual Meeting of Shareholders. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

Date: April 26, 2018	By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel & Secretary

Exhibit A

Husky Energy Reports Voting Results from 2018 Annual Meeting of Shareholders

Husky Energy Inc. announced at its Annual Meeting of Shareholders, held on April 26, 2018, the election of 16 nominees proposed for its Board of Directors and the appointment of the Corporation’s auditors as listed in the Management Information Circular dated March 21, 2018.

Following a resolution by ballot, KPMG LLP was appointed as auditors of the Corporation until the 2019 Annual Meeting of Shareholders.

	Votes For		Votes Withheld

Nominee	Number	Percent (%)	Number	Percent (%)
Victor T.K Li	861,451,341	94.44	50,759,642	5.56
Canning K.N. Fok	847,220,169	92.88	64,990,814	7.12
William Shurniak	897,003,934	98.33	15,207,049	1.67
Robert J. Peabody	903,357,962	99.03	8,853,021	0.97
Stephen E. Bradley	906,896,854	99.42	5,314,129	0.58
Asim Ghosh	899,143,162	98.57	13,067,821	1.43
Martin J.G. Glynn	889,019,106	97.46	23,191,877	2.54
Poh Chan Koh	897,803,595	98.42	14,407,388	1.58
Eva L. Kwok	892,572,644	97.85	19,638,339	2.15
Stanley T.L. Kwok	897,978,069	98.44	14,232,914	1.56
Frederick S.H. Ma	907,962,483	99.53	4,248,500	0.47
George C. Magnus	904,930,394	99.20	7,280,589	0.80
Neil D. McGee	898,936,683	98.54	13,274,300	1.46
Colin S. Russel	899,063,608	98.56	13,147,375	1.44
Wayne E. Shaw	897,483,284	98.39	14,727,699	1.61
Frank J. Sixt	857,930,242	94.05	54,280,741	5.95

	Number	Percent (%)	Number	Percent (%)
Appointment of KPMG LLP as auditors	906,151,616	99.20	7,288,093	0.80

Investor and Media Inquiries:

Rob Knowles, Manager, Investor Relations

587-747-2116

Mel Duvall, Manager, Media & Issues

403-513-7602